Exhibit 99.1

Maris-Tech Receives Additional Follow-On Order from Existing Governmental Intelligence Customer

Repeat order builds on ongoing field deployments of Maris-Tech’s edge video and AI technology for intelligence gathering applications

Rehovot, Israel, Aug. 20, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in edge computing, artificial intelligence (“AI”), and video intelligence solutions for defense applications, today announced that it has received an additional follow-on order from an existing governmental customer operating in the intelligence gathering domain.

The new order continues a series of product deployments with the customer, which is already operating Maris-Tech systems in the field for its intelligence gathering applications. This latest order follows additional orders announced in March, April, and June 2026 and represents a further expansion of the Company’s existing customer relationship.

The continued engagement reflects the customer’s continued use of the Company’s technology to support operational requirements for real-time video capture, processing, and transmission at the edge, including in bandwidth-constrained environments.

“We believe that an additional order from a customer that is already using our systems in the field provides meaningful validation of both the technology and our ability to support its operational requirements,” said Israel Bar, Chief Executive Officer of Maris-Tech. “We remain focused on delivering reliable edge video solutions that can be integrated into demanding intelligence gathering applications and support our customers as their needs evolve.”

About Maris-Tech Ltd.

Maris-Tech delivers AI-powered edge video solutions for mission-critical defense and security operations, enabling real-time situational awareness, intelligence gathering, and surveillance in bandwidth- and latency-constrained environments. Trusted by leading security organizations, Maris-Tech platforms are deployed across UAVs, UGVs, armored vehicles, and dismounted soldier systems, supporting missions that require ultra-low-latency video processing and onboard AI analytics. From intelligence collection in extreme conditions to AI-driven surveillance and terrain dominance, Maris-Tech masters the AI video pipeline at the edge through best-in-class SWaP-optimized, ruggedized computing solutions.

For more information, visithttps://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the potential benefits and capabilities of the Company’s edge video and AI technology, its ability to support the operational requirements of its customers, the continued use and deployment of its solutions by existing customers, and its ability to meet evolving customer requirements. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com